Via EDGAR System
January 7, 2009
Ms Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549

RE:	Healthcare Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 19, 2008
File No. 0-12015
Dear Ms Garnett:
     This will acknowledge receipt of the Commission’s letter dated December 29, 2008 (the “Comment Letter”) relating to the subject. We are in the process of reviewing and addressing the comments contained in the Comment Letter.
     As I discussed on December 29, 2008 with Ms Erin Martin of your office, due to resource constraints resulting from our normal year-end closing process, we request an additional amount of time to respond beyond your 10 business day request. At this time, we intend to respond no later than Friday, January 30, 2009. We appreciate the Commission’s courtesy in this matter.
     Please do not hesitate to contact me at (215) 639-4274 extension 119 if you require any other information on this matter.
Very truly yours,
Richard W. Hudson
Chief Financial Officer

Cc:	Ms Erin Martin Mr Mark Rakip Mr Robert Telewicz